Via EDGAR

February 5, 2010

Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance - Mail Stop 4720
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Novelos Therapeutics, Inc.
Registration Statement on Form S-1
Filed September 15, 2009, Amended December 7, 2009 and January 26, 2010
File Number 333-161922

Dear Mr. Riedler:

This letter constitutes supplemental correspondence on behalf of Novelos Therapeutics, Inc., a Delaware corporation (the “Company”), related to the above-referenced filing (the “Registration Statement”), and filed together herewith the Company’s Amendment No. 3 to the Registration Statement (the “Amendment”).

The purpose of this letter is to respond to the comments contained in your letter dated February 4, 2010 addressed to Mr. Harry Palmin, Chief Executive Officer of the Company concerning Amendment No. 2 to our Registration Statement on Form S-1, Registration No. 333-161922, filed January 26, 2010 (the “January Comment Letter”).  Set forth below are our responses, on behalf of the Company, to the January Comment Letter. For your convenience, we have repeated the Staff’s comment below in bold face type. Except as otherwise indicated, all statements contained herein concerning factual matters relating to the Company are based on information provided to us by the Company.

1.
We note your response to our prior comment 2.  In addition to the tables provided in your January 26, 2010 response letter and on pages 46 and 47 of the revised filing, please also include the tables provided in your December 7, 2009 response letter relating to comments 4 and 5 of our October 8, 2009 comment letter.  To the extent these tables relate to shares that you are no longer seeking to register; however, you do not need to include these tables in the filing.

Per the comment above and subsequent discussion with the Staff, the Company has included the information requested in comment 4 of the October 8, 2009 comment letter on page 46 of the Amendment.  The Company has removed the tables relating to the warrants, as the shares underlying the warrants have been removed from the registration statement.  In addition, per the comment above, the table now relates only to the Series E preferred stock overlying the shares of common stock being registered pursuant to the Registration Statement, as amended.

2.
Please update your executive compensation disclosure for officers and directors to reflect the compensation paid during the fiscal year ended December 31, 2009 in addition to the information already provided.

The Company has updated its executive compensation disclosure for officers and directors to reflect the compensation paid during the fiscal year ended December 31, 2009.

The Company believes that Amendment No. 3 is responsive to the remaining comments on the Registration Statement and would like the Staff to similarly conclude, so that the registration statement can be declared effective as soon as practicable.  Should the Staff have any additional comments or questions concerning this filing, please contact Paul Bork at (617)832-1113 or the undersigned, Matthew Eckert, at (617) 832-3057.

Very truly yours,

/s/ Matthew Eckert
Matthew Eckert

cc:	Mr. Harry Palmin
Ms. Laura Crotty